Friess Associates observations for clients and Brandywine Funds shareholders

June 30, 2009

Earnings Determine Most Likely to Succeed

     The stock market’s rally reached a near-term peak in June, taking place at a time roughly coinciding with high-school graduation season. As indexes added to their gains, one student in each senior class around the country graduated knowing that fellow classmates considered him or her to be the “most likely to succeed.”

     We all know these students. It’s the confident young man on his way to the Naval Academy, or the tireless young lady with the perfect SAT score, the invitation to join the orchestra and the volleyball scholarship to Stanford. Certain qualities and accomplishments tell us they are destined for bigger and better things.

     As for the rally, the stock market pulled a bunch of underclassmen out of detention and stamped them as prepared to successfully take on the real world. Just like a sophomore with a shoddy report card and a recent track record of trouble, the foreseeable signs for many of the companies leading the rally are not encouraging and, as for the longer-term future, it’s too early to bank on their success.

     CNNMoney.com on June 11 wrote: “Simply put, the market is rewarding companies with poor fundamentals.” It seems like bad is good and good is bad.

     Part of the issue is what people consider the real world in which these companies operate. Beyond telling us conditions are no longer getting worse, the economy isn’t giving the kind of consistent signals about which investors can agree. When it’s anyone’s guess and the pressure is on to deliver, it can be tempting to guess. We don’t.

     We’re different by design. We use a logical, time-tested indicator of corporate success–standout earnings growth potential – to build portfolios one company at a time without taking cues from market indexes in terms of composition. Our goal is to beat the indexes, so it makes sense that we differ from them. Being different when the market rises for reasons other than individual-company fundamentals can mean missing rallies in the short term, but our experience has been that our earnings-based approach redeems itself over time.

     In recent months, investors have been betting the recession’s end will be met with an abrupt resumption of widespread growth. Mildly positive economic data points are quickly seized on as “green shoots” heralding the economy’s impending spring. The problem with relying on fledgling foliage at this point – still chilled by the shadow of the economy’s worst six-month stretch in five decades – is that some green shoots just turn out to be weeds.

     Based on our individual-company research, the key word we would use to describe the economy, or the backdrop for doing business, is “stabilization.” While that’s an improvement from precipitous deterioration, we don’t believe it’s wise to develop forecasts that rely heavily on an imminent economic boost. We are isolating more companies that are economically sensitive, but in each instance there are compelling company-specific factors that attract us to the opportunity.

     Reflecting current conditions, many of the companies we hold are cutting and controlling costs. Some are capturing market share from struggling, in certain cases failing, competitors. Well-positioned companies in select businesses enjoy pricing power despite the overall climate because production cuts among competitors are squeezing supply. Examples of catalysts they enjoy include innovation, new product cycles and expansion into new markets.

     Programming on the networks of Discovery Communications (page 4) covers topics that translate easily among languages and cultures, enabling the company to add cable and satellite affiliates in new international markets while controlling content costs. While many other media companies are suffering in one of the worst advertising markets on record, Discovery remains on a strong growth trajectory thanks to continued expansion in the number of cable and satellite systems that carry its networks.

     The company, which operates the Discovery Channel, TLC and Animal Planet, among more than 100 other networks, generates just over half of its revenue through multiyear contracts with affiliates, making much of its revenue predictable. Discovery begins broadcasting the new Oprah Winfrey Network, or OWN, in 2010.

     Pharmaceutical and biotechnology companies continue to outsource clinical research to focus their efforts on drug discovery and marketing.  Now that challenging economic conditions are forcing companies to make sure they spend every research dollar wisely, they are turning to contract research organizations with global reach that can deliver quality work in a timely fashion.

     Continued revenue growth shows that companies consider ICON plc (page 4) a valuable research partner for clinical trial and central laboratory services. In addition to new customer wins that improve visibility, ICON in June announced an expansion in its existing relationship with Eli Lilly and Company.

     Nuance Communications (page 5) stands out from its competition by offering superior technology, and it’s an opportune time to be a dominant force in the field of voice recognition. The government’s push to transfer health care records from filing cabinets to electronic files comes at a time when Nuance attracts nearly $9 out of every $10 spent on voice-recognition in the health care field. There are opportunities outside of health care as well – Apple’s new iPhone 3GS includes Nuance’s core voice-recognition technology.

     Trends in consumer spending and personal saving show people are still reticent to spend their money on discretionary goods. Shoppers value a good deal, helping The TJX Companies (page 5) post double-digit profit growth during a tough period for most other retailers. Thanks to a consistent and successful merchandising strategy, the parent company to T.J. Maxx and Marshalls can provide its customers the discounts they want while maintaining prices that preserve its profit margins.

     Not so long ago the market grappled with the possibility of widespread failure in the financial system, a shock that continues to affect the behaviors of companies and consumers. Fear of a meltdown gave way to enthusiasm about a turnaround, thanks in large part to plans for jaw-dropping amounts of government spending to prop up the system and restart commerce.

     People decided there’s now less risk in holding shares of companies like Pier 1 Imports, which climbed more than 1,800 percent from as low as $0.10 a piece in March, or just about any bank one can name. Whether we agree with the assessments or not, that’s never been a reason for us to buy a stock.

Analysts Disagree at Unprecedented Levels

The chart shows the standard deviation of 2010 analyst earnings estimates for companies in the S&P 500 Index divided by the absolute value of the mean estimate.
Source: Banc of America Securities - Merrill Lynch US Quantitative Strategy

     We aim to own companies that show us something in terms of operational progress, which we believe will work in our favor as we move through the second half of 2009.

     Investors have speculated on what could be ahead for the economy, but they will need to look to individual companies for real direction. Uncertainty among analysts regarding the earnings outlooks of the companies in the S&P 500 Index is at a record high, according to a study by Banc of America Securities –Merrill Lynch.

     The current level of uncertainty makes performing the research legwork necessary to gain insight into each company’s tangible earnings prospects all the more critical. We continue to stress companies for which our research can identify visible paths to earnings growth.

     When it comes to determining the most likely to succeed, an earnings report is akin to an exam. A lot of troubled companies were given a pass during the past few months as investors looked beyond near-term concerns. At the same time, many quality companies were overlooked. We believe the test that helps determine where investors cast their vote of support in this climate will be seeing which companies show rising revenues, increasing orders and other concrete signs of growth.

     Corporate earnings move stocks over time. We believe individual companies with strong earnings prospects and solid balance sheets that sell at reasonable multiples of earnings estimates are the most likely to succeed in navigating the environment ahead.

Bill D’Alonzo
Chief Executive Officer

Friess Associates	2

Emerging Promise Overseas

- Research Team Leader Scott Gates

     Shortly after its U.S. parent filed for bankruptcy protection in June, GM China announced that sales jumped 75 percent in May from a year earlier, hitting a new record. It’s likely that for the first time more Buicks and other U.S. cars will be sold in China this year than on domestic lots. Three years ago, Americans were buying twice as many cars as the Chinese.

     The current economic downturn showcases the effects of globalization. Problems that began with U.S. sub-prime mortgages ultimately affected financial systems worldwide, slowing trade, hampering transactions and halting economic growth. As advanced economies with large credit markets recover gradually, certain developing markets with favorable long-term secular trends are emerging from the crisis quicker, providing select companies with growth opportunities.

     Unlike in developed countries, many emerging market economies are expected to expand this year. While a sharp decline in worldwide demand for exports has moderated growth, China’s economy, as measured by its gross domestic product (GDP), or the market value of goods and services it produces, is expected to grow roughly 6 percent this year. China, India, Brazil, Russia and other developing economies now account for 45 percent of the world’s total GDP. With huge populations, young demographics, expanding middle classes and incomes, their economic engines, while volatile, are expected to grow in global importance.

     During a 10-day trip through Korea, Taiwan and China in late June, I visited with a diverse group of technology companies. I met one-on-one and in groups with executives from more than two dozen companies, visited various manufacturing and assembly sites, and talked with industry experts and government officials throughout the region. Local stimulus efforts, the build-out of new technology, overall supply-and-demand trends and future infrastructure needs dominated our conversations. I also witnessed firsthand some of the trends that are creating opportunities for companies with international reach.

     Asia’s burgeoning financial industry is in need of massive industry-wide software infrastructure investments. Friess holding Longtop Financial Technologies is the fastest growing financial technology firm in China. Its software enables banks to manage and share data among various channels, such as ATMs, tellers, call centers and websites as well as conduct transactions like international trade finance, payments and settlements, and credit card operations.

     As handset penetration rates in developed regions such as Europe approach 90 percent or more, mobile operators and handset makers are rapidly moving into emerging markets where some people have never even picked up a regular telephone, let alone a mobile one. Holding Silicon Laboratories derives about one-third of its revenue from its radio frequency semiconductors that allow phones sold in rural China, India and Latin America to tune into AM/FM signals.

     Atheros Communications, another holding from the semiconductor sector, benefits as its connectivity products are incorporated into netbooks, or basic, low-cost laptop computing devices designed to access the Internet. The company commands more than half of the global market in the netbook category. Technology consultancy Gartner Inc. predicts worldwide sales of netbooks will double to 21 million units this year. Asia-Pacific shipments are expected to grow 82 percent as demand surges from consumers eager for their first-ever computers.

     Emerging market dynamics are at work outside of the technology sector as well. Rent reductions following the global downturn have created opportunities for international retailers such as holdings Wal-Mart and McDonald’s, both of which continue to widen their footprints in China, India and Brazil.

     From lead-based paint and tainted milk to air and water pollution, the rapid infrastructure growth in Asian economies continues to create global health and safety concerns. Friess holding Thermo Fisher Scientific continues to increase its Asian market presence, particularly in China and India. The company recently launched its first Chinese-language catalog of products and acquired two divisions of Chemito Technologies, India’s largest local supplier of analytical instruments for life science and environmental monitoring applications.

     Viewing operations and maintaining contacts to share grassroots insights are critical components of our process. We plan to keep close tabs on emerging markets and their influence on the companies we consider as investment ideas.

3	Friess Associates

  Discovery Communications Inc., DISCA

     With the advertising business in its current state, media companies with strong earnings prospects can be as hard to find as sea lions during Shark Week. Discovery Communications, which broadcasts Shark Week and series such as Deadliest Catch and American Chopper, stands out among its competition thanks to ratings-grabbing programming and a business model that dampens the impact of a slumping ad market.

     Nasdaq-listed Discovery Communications Inc. operates 115 networks on cable and satellite television systems, including Discovery Channel, TLC and Animal Planet. With more than 1.5 billion cumulative subscribers in over 170 countries, Discovery is the world’s largest non-fiction media company.  Revenues reached nearly $1.9 billion in the 12 months through March.

     Discovery grew March-quarter earnings 133 percent, beating estimates by 17 percent. In one of the worst advertising markets on record, the company still managed to increase profit margins by controlling costs as fees collected from affiliates rose. Running lean and adding affiliates increases Discovery’s earnings leverage as ad spending eventually picks up.

     Discovery derives a little more than half of its revenue from multiyear contracts with the companies that carry its networks, making a major portion of the company’s business predictable. The company enjoys one of the industry’s highest affiliate growth rates, thanks in large part to its programming content. With non-fiction subjects ranging from animals and science to adventure and fitness, Discovery programming translates well into international markets.

     Your team spoke to Chief Executive David Zaslav about new initiatives, including a joint venture in which Hasbro will create programming for Discovery Kids. Discovery will also begin broadcasting the new Oprah Winfrey Network, or OWN, in 2010.

     Your team bought Discovery shares at about 17 times 2009 earnings estimates. Wall Street predicts the company will grow earnings 51 percent this year.

  ICON plc, ICLR

     Shares of contract research organizations (CROs) declined late last year as deteriorating conditions crimped demand from drug companies and biotech firms. For most CROs, March-quarter earnings results reflected withering prospects. For ICON, the situation was an opportunity to outperform its competition.

     Nasdaq-listed ICON plc provides outsourced research and development services to pharmaceutical companies, biotechnology firms, medical device makers and government agencies. Offering a full array of clinical trial and central laboratory services, the company’s 71 locations in 38 countries give it  global reach. Revenues grew 27 percent to $884 million in the 12 months through March, making ICON the fourth-largest CRO.

     ICON grew March-quarter earnings 25 percent, beating estimates for the sixth consecutive quarter. Net new business increased by $265 million, improving visibility into the company’s outlook.

     Although there have been clinical trial delays amid tough economic conditions, the long-term trend driven by drug companies outsourcing to CROs and focusing on drug discovery and marketing remains firmly intact. ICON’s globally distributed resources, established customer relationships and reputation for quality and timely work position it to continue to win market share in this expanding field.

     Your team recently spoke with Chief Financial Officer Ciaran Murray about ICON’s growing relationship with Eli Lilly and Company. In June, ICON entered a strategic partnership to manage Eli Lilly’s clinical trial site set up and monitoring in Europe. The announcement followed Eli Lilly’s decision in November to select ICON to manage its clinical data management business outside the United States.

     Your team bought ICON shares at less than 16 times 2009 earnings estimates and less than 14 times 2010 estimates. Wall Street estimates forecast 7 percent earnings growth this year, followed by 15 percent growth in 2010.

Friess Associates	4

  Nuance Communications Inc., NUAN

     The federal government’s stimulus package earmarks $20 billion for health-care technology, with a focus on moving records from manila folders to computers. Nuance Communications’ voice-recognition technology provides a critical step, transforming doctors’ spoken words into digital text with unrivaled accuracy.

     Nasdaq-listed Nuance Communications Inc. is the market-leading provider of voice-recognition solutions. More than half of Fortune-100 companies use its various technologies that enable voice-activated services over a telephone, turn speech into written words and permit the voice control of electronic devices. Following a series of acquisitions, Nuance is on pace to top $1 billion in annual sales in the fiscal year ending September.

     March-quarter earnings grew 33 percent, topping Wall Street expectations and marking 18 consecutive quarters of meeting or beating consensus estimates. A 27 percent increase in health-care dictation products drove results, as pressure builds in the sector to improve quality of care and lower costs. Nuance commands nearly 90 percent of the U.S. market for health care voice-recognition technology. Efforts to control costs and integrate acquisitions also helped the bottom line, as operating margins expanded to 31 percent from 24 percent last year.

     Your team recently spoke with Chief Executive Paul Ricci regarding improvements in free cash flow and revenue visibility. A challenging environment for capital spending has helped accelerate the company’s move toward on-demand health care solutions, which generate streams of recurring revenue, and away from on-premise solutions, which require large initial costs.

     Significant growth opportunities lie ahead given the company’s dominant market position and diverse end markets. Apple’s launch of its new iPhone 3GS in late June incorporated Nuance’s core speech recognition technology, allowing users to control phone and music functions through voice commands. Your team bought Nuance at just 7 times fiscal 2009 earnings estimates, which forecast 17 percent earnings growth.

The TJX Companies Inc., TJX

     According to the International Council of Shopping Centers-Goldman Sachs index of U.S. chain stores, same-store sales were down nearly 5 percent from last year in May. Sales tracking firm Retail Metrics adds that two-thirds of retailers missed their sales expectations for the month. TJX reported same-store sales growth of 5 percent, exceeding expectations.

     With more than 2,600 stores and $19 billion in annual revenue, NYSE-listed The TJX Companies Inc. is the world’s largest off-price retailer of apparel and home goods. The company buys brand-name products at a discount from manufacturers and retailers looking to unload inventory and sells it at prices 20 to 60 percent below traditional stores. It operates T.J. Maxx, Marshalls and HomeGoods in the U.S., and T.K. Maxx and HomeSense in Europe.

     April-quarter earnings grew 20 percent. Customer traffic increased across virtually all the company’s stores as bargain-minded shoppers responded to a challenging economic environment. Trends continued into May. Analysts have raised their original July-quarter earnings forecasts by 18 percent.

     Tighter inventory management and close-to-need buying initiatives allow TJX to buy into current trends, capitalize as favorable off-price products become available and limit markdowns. Pricing strength stemming from its merchandise strategy contributed to profit margin growth in the April quarter.

     Your team recently spoke with Chief Financial Officer Jeffrey Naylor about future growth opportunities. While some view the company as a defensive story, current initiatives to grow customer and vendor relationships and capitalize on real estate opportunities are setting the stage for future growth. In the first quarter alone, TJX opened 600 new Marshalls, T.J. Maxx and HomeGoods stores.

     Your team purchased TJX at 12 times estimates for the fiscal year ending January 2010. We anticipate growth will continue to outpace the 10 percent increase Wall Street expects during that 12-month period.

5	Friess Associates

Andrea Dalton

     The market environment varied widely over the past 15 years, marked by the Asian economic crisis, the Internet boom and bust, a corporate accounting scandal and other events that helped send stocks in all directions at one time or another. Andrea Dalton’s experience as a professional stock picker throughout the period gives her the long-term perspective it takes to stay committed to our core investment principles during the inevitable times when prices move for reasons other than individual-company fundamentals.

     Andrea is a Research Team Leader, overseeing one of the seven teams that comprise the full Friess research effort. She performs company-by-company research, isolates investments and assesses ideas uncovered by her teammates. Andrea ultimately makes the call on each purchase and sale recommendation from her team.

     The rally that ran for much of the June quarter showed investors newly eager to embrace greater risk based on hopes that the worst of the recession was past. Many of the key factors that led stocks lower only months ago became reasons to buy, which Andrea views as an adjustment in market sentiment rather than a reflection of the forces that drive stock prices over time.

     “Investing in companies because they carry a lot of debt might work in a rare instance when we’re emerging from a credit crisis, but it’s hard to imagine another time when a heavy debt load makes a company an attractive investment,” she said. “As long as an investor’s timeline spans the ups and downs of a full market cycle, we believe reasonably priced companies with solid growth prospects and clean balance sheets should provide superior returns.”

     Andrea is a generalist like other Friess researchers, giving her the flexibility to pursue companies regardless of industry. From defense and environmental services to the health care and industrial sectors, she has isolated promising companies from a wide variety of areas in recent years. She enjoyed similar stock-picking freedom at past employers, which included Gabelli & Company and Palisade Capital.

     Andrea earned an undergraduate degree from Vassar College, a master of business administration degree from the Columbia Business School, a master of international affairs degree from Columbia’s School of International and Public Affairs, and the Chartered Financial Analyst designation. She is also fluent in Chinese. Andrea and her husband have four children.

On the Cutting Edge...

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

No-Charge Cell Phone

Researchers at the Nokia Research Center in Cambridge, U.K. foresee a day – maybe as soon as three to four years from now – when a cell phone battery that never needs charging will exist. Nokia is working on a prototype that could convert ambient electromagnetic radiation into enough electrical current to keep a phone battery powered up. Sources of ambient electromagnetic radiation include Wi-Fi transmitters and, conveniently, cell phone antennas. Harvesting electromagnetic energy on the scale that Nokia is targeting could expand the approach from its current focus of RFID tags to a wide range of devices.

Cargo Drones

Already used for reconnaissance and combat strikes, unmanned aerial vehicles look poised to expand their battlefield role by providing logistical support to troops on the ground. Recent-year campaigns on unforgiving terrain helped the Marine Corps identify a need for an alternative to truck-delivered supplies into hostile territory given the in-transit risks involved. The Boeing Co. hopes in July to land a demonstration contract with the Marine Warfighting Laboratory to prove that its A160T Hummingbird autonomous unmanned helicopter is up to the task. The A160T, already tapped by the military for certain other uses, is thought to be a good candidate due to its endurance, achievable altitude and payload capacity.

Friess Associates	6

Dave Marky

     The market-timing scandals that shook the mutual fund landscape four years ago thrust the industry’s Chief Compliance Officers (CCOs) into the limelight. Recent events such as the mammoth Ponzi scheme orchestrated by Bernard Madoff only served to reinforce the important role they play in fostering a culture of compliance within investment management firms.

     Dave Marky, a 22-year veteran of the mutual fund business, has served as CCO for Friess Associates since 2000 and for the Brandywine Funds since 2004. He works with every operational area within Friess Associates on compliance policies and procedures. Dave is also a member of the firm’s Management Committee.

     “One of the best attributes about Friess Associates from a compliance perspective is that it only offers one service and charges every client, from the smallest shareholder to the largest institutional client, the same management fee,” Dave said. “This policy eliminates potential conflicts of interest faced by other firms with competing products and multiple fee structures.” Dave’s prior experience includes 13 years with PNC Global Fund Services (formerly known as PFPC), where he served as a Director of Fund Accounting and Administration for a host of mutual fund complexes. That experience provided him with a thorough overview of the operational activities for mutual funds including custody of assets, shareholder servicing and daily net asset value calculations.

     As CCO, Dave performs due diligence on Brandywine Funds service providers, meeting with personnel responsible for servicing the Funds and reviewing their procedures for processing shareholder transactions. He also meets with vendor CCOs to understand their compliance programs and review procedures.

     A firm’s compliance program must be reviewed annually to assess its adequacy and the effectiveness of its implementation. In addition to conducting due diligence on service providers, Dave and his team perform quarterly testing of various compliance procedures at Friess Associates to validate that policies are working as designed. Collectively, these activities are summarized in annual reports to the Brandywine Funds Board of Directors and the Chief Executive of Friess Associates.

     Dave earned an undergraduate degree in business administration from Indiana University of Pennsylvania. He and his wife have two children. In his free time, Dave is an avid golfer and hunter.

Attractive Idea

Don Ingber, a vascular biologist at the Harvard Medical School and Children’s Hospital, invented a machine that relies on the power of magnets to pull disease from blood. Focusing on sepsis, an inflammatory response to infection that claims more than 200,000 Americans each year, Ingber conducted lab tests in which he added microscopic, plastic-coated, iron-oxide beads to blood mixed with a fungus that commonly causes sepsis. The beads were coated with antibodies that find the fungus and attach to it. The mixture was run through a dialysis-like machine equipped with an electromagnet to reroute the beads, and the pathogens stuck to them, into a saline solution. The device removed 80 percent of the pathogens, leaving relatively little work for subsequent antibiotic treatment. Ingber plans to begin animal tests in the fall.

Ace is the Place for Renewable Energy

While many companies have yielded mixed results in attempts at making home-based wind power a practical reality, EarthTronics believes it has come up with the winning recipe. Measuring six feet in diameter and weighing 95 pounds, the company says the Honeywell Wind Turbine from EarthTronics can generate up to 2,000 kilowatt hours of power per year, or about 15 percent of the typical home’s energy needs. The wind turbine generates power through its blade tips rather than a central hub common to traditional designs, a difference that the company claims enables it to turn with winds as low as 2 miles per hour. The Honeywell Wind Turbine is expected to be available in the fall through Ace Hardware for $4,500.

7	Friess Associates

Teaming Up On Research

     During a recent conversation with a contact at the Centers for Disease Control and Prevention (CDC), a Friess researcher asked about Life Technologies, a holding in Friess portfolios at the time that another researcher owned. He learned that the CDC was using the company’s Real-Time RT-PCR Detection Panel as a primary tool to diagnose swine flu.

     While some firms use one, two or even a group of analysts to invest billions of dollars in assets, seven separate teams of researchers are responsible for the assets entrusted to our stewardship. What makes our system work is a culture in which our researchers cooperate rather than compete with each other.

     The information on Life Technologies generated a positive data point to use as we assessed profitability and earnings trends for the maker of laboratory consumable and scientific instruments. The company was also benefiting from its exposure to high-growth areas in biotechnology and increased government spending in the health care sector.

     Through another series of trade checks that reached across researchers and research teams we uncovered that demand for Broadcom’s semiconductors was in part tied to demand for converter boxes that allow Comcast and others to provide increasingly sophisticated cable, Internet and phone systems to customers. Similarly, a researcher performing due diligence on computer-maker Dell, alerted a teammate to Michael Dell’s positive comments regarding pent-up demand for Microsoft’s soon-to-be-released Windows 7 operating system. Broadcom, Comcast and Microsoft are all current holdings.

     All of the pertinent insights we gather are recorded in a real-time, shared database to allow researchers to leverage our firm-wide work for use in their own individual-company analyses. We believe this team approach eliminates time-draining bureaucracy and embodies the nimble nature of our firm’s early days by using smaller groups of people to manage smaller pools of money.

     Recent insights gleaned from a site visit at holding Fluor, the largest construction and engineering company listed on the Fortune 500, were passed among a wide group of researchers. With cancellation risk moderating and mega-project opportunities developing in select end-markets, there are potential implications for a large number of industrial suppliers up and down the industry food chain.

     We rely on insights gathered from as many as 100 research interviews we conduct each business day with company managements, competitors, customers and suppliers to identify companies with robust earnings potential. It’s the reason for our high ratio of research professionals to investment positions.

     Through this exhaustive legwork, we strive to develop an information edge to isolate earnings promise before it is fully accounted for in consensus estimates and price-to-earnings ratios. We develop our own picture of each company’s earnings prospects, looking to buy those with rapid growth prospects, sound fundamentals and solid balance sheets, including low debt and high returns on equity. We also demand a timetable of growth catalysts, such as a new product launch, management team or market opportunity, which we believe is likely to drive future earnings in excess of consensus expectations.

     It’s more than just a research-driven strategy we employ — it’s a route to accomplishing financial goals our firm embraces. Friess Associates employees collectively represent one of the largest shareholder groups in the Brandywine mutual funds. Thanks for the opportunity to work on your behalf.

- Research Team Leader John Ragard

Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of June 30, 2009, Atheros Communications, Comcast Corp., Discovery Communications, ICON plc, Life Technologies Corp., McDonald’s Corp., Nuance Communications, Silicon Laboratories and The TJX Companies represented 0.53, 3.39, 0.92, 0.52, 3.03, 3.18, 1.65, 0.26 and 2.57 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Broadcom Corp., Comcast Corp., Discovery Communications, Fluor Corp., McDonald’s Corp., Microsoft Corp., The TJX Companies, Thermo Fisher Scientific and Wal-Mart Stores at 2.44, 4.49, 1.33, 2.41, 4.34, 3.01, 3.97, 2.56 and 2.45 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC		Friess Associates of Delaware, LLC
P.O. Box 576		P.O. Box 4166
Jackson, WY 83001	Editorial Staff: Chris Aregood and Adam Rieger	Greenville, DE 19807
(307) 739-9699		(302) 656-3017

Friess Associates	8